UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 29, 2015

Horizon Pharma Public Limited Company

(Exact name of registrant as specified in its charter)

Ireland	001-35238	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

(Address of principal executive offices)

Registrant’s telephone number, including area code: 011-353-1-772-2100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On March 30, 2015, Horizon Pharma plc (the “Company”) issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”) with Hyperion Therapeutics, Inc. (“Target”). Pursuant to the Merger Agreement, Ghrian Acquisition Inc., a wholly-owned subsidiary of Horizon Pharma, Inc., an indirect wholly-owned subsidiary of the Company (“Purchaser”) will commence a tender offer to purchase all of the issued and outstanding shares of Target’s common stock for $46.00 per share in cash. If successful, the tender offer will be followed by a merger of Purchaser with and into Target, with Target continuing as the surviving corporation surviving and as a wholly-owned subsidiary of Parent.

The above description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which will be filed with the Securities and Exchange Commission as soon as is reasonably practicable.

In connection with the Merger Agreement, the Company entered into a commitment letter (the “Debt Commitment Letter”) with Citigroup Global Capital Markets Inc. (“Citi”) and Jefferies Finance LLC (“Jefferies”) on March 29, 2015, pursuant to which Citi and Jefferies have committed to provide $900.0 million of senior secured term loans, the proceeds of which, in addition to a portion of the Company’s existing cash on hand, would be used to (i) refinance the loans under the Company’s existing senior secured credit facility and certain outstanding debt of the Target, (ii) pay the Offer Price, and (iii) pay any prepayment premiums, fees and expenses in connection with any of the foregoing. The commitment to provide the term loans is subject to certain conditions, including the negotiation of definitive documentation for the term loans and other customary closing conditions consistent with the Merger Agreement. The Company will pay customary fees and expenses in connection with obtaining the Debt Commitment Letter and the term loans and has agreed to indemnify the lenders if certain losses are incurred by the lenders in connection therewith.

The above description of the Debt Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Debt Commitment Letter, a copy of which will be filed with the Securities and Exchange Commission as soon as is reasonably practicable.

A copy of the press release is attached hereto as Exhibit 99.1.

Item 7.01	Regulation FD Disclosure.

On March 30, 2015, Horizon provided an investor presentation to certain interested parties containing details of the proposed transaction and its potential impact on Horizon. A copy of the investor presentation, which is incorporated herein by reference, is attached hereto as Exhibit 99.2.

This information and Exhibit 99.2 is being furnished pursuant to Item 7.01 of this Current Report on Form 8-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section and will not be incorporated by reference into any registration statement filed by the Company, under the Securities Act of 1933, as amended, unless specifically identified as being incorporated therein by reference. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Current Report on Form 8-K that is being disclosed pursuant to Regulation FD.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to the Company’s anticipated acquisition of the Target and the timing and benefits thereof, estimated future financial results and performance of RAVICTI and BUPHENYL and the Company’s business as a whole, the Company’s financing plans, the combined company’s strategy, plans, objectives, expectations and intentions, anticipated product portfolio, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the Company’s ability to complete the acquisition on the proposed terms and schedule; whether the Company or the Target will be able to satisfy their respective closing conditions related to the acquisition; whether sufficient stockholders of the Target tender their shares in the acquisition; whether the Company will obtain financing for the transaction on the expected timeline and terms; the outcome of legal proceedings that may be instituted against the Target and/or others relating to the acquisition; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s shares could decline, as well as other risks related to the Company’s and the Target’s businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s and the Target’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2014. The Company undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in its expectations.

Additional Information

The Offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Target or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission by the Purchaser and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the Securities and Exchange Commission by the Target. The offer to purchase shares of the Target’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the Securities and Exchange Commission at the website maintained by the Securities and Exchange Commission at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release, issued by Horizon Pharma plc, dated March 30, 2015.

99.2	Investor Presentation dated March 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2015	HORIZON PHARMA PUBLIC LIMITED COMPANY

	By:	/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer

INDEX TO EXHIBITS

99.1	Press Release, issued by Horizon Pharma plc, dated March 30, 2015.

99.2	Investor Presentation dated March 30, 2015.